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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Darak, Steven T.
   2525 East Camelback Road, Suite 500
   Phoenix, Arizona  85016
2. Issuer Name and Ticker or Trading Symbol
   Ugly Duckling Corporation (UGLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship  of Reporting  Person(s) to Issuer  (Check all  applicable)
     [ ] Director                        [ ] 10% Owner
     [X]  Officer  (give  title  below)  [ ] Other  (specify below)
          Sr. V.P./CFO/Treasurer
7. Individual or Joint/Group  Filing (Check  Applicable  Line)
     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock-Unchanged                                                                           140,000        D  Direct



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
Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative                                                                 Date
                               Security                       Code      A                D                Exercisable  Expiration
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
Executive Incentive Stock      %               01/15/98%      A         50,000                            %            %
Option (right to buy)
Incentive Stock Option (right  &               11/17/98       D&                         30,000           &            &
to buy)
Incentive Stock Option (right  =               11/17/98       A=        15,001                            =            =
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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

Executive Incentive Stock      01/15/98  Common Stock                   50,000        %           50,000        D   Direct
Option (right to buy)
Incentive Stock Option (right  11/17/98  Common Stock                   30,000        &           (see below)   D   Direct
to buy)
Incentive Stock Option (right  11/17/98  Common Stock                   15,001=       =           25,001=       D   Direct
to buy)



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
Explanation of Responses:

% These 50,000 options were granted under the UGLY 1998 Executive Incentive
Plan ("1998 Executive Incentive Plan") effective as of 1/15/98 at an exercise price of $8.25 per share. The grant was subject to shareholder approval, which was obtained on or around 8/31/98. The options vest over a 5 year period (beginning one year after the date of grant) and subject to additional vesting hurdles based on the market value of UGLY's Common Stock on Nasdaq. The price hurdle for the first year of the grant is a 20% increase in such market value over the exercise price of the options, with the price hurdles increased for the next 4 years in additional 20% increments over the exercise price of the options. Regardless of price hurdles being met, the option grant becomes fully vested on 1/15/2005, unless sooner exercised or forfeited. The options expire 10 years from the date of grant. The options have not been previously reported on a Form 4 or Form 5 and are reported as a change/acquisition with the filing of this statement.

& Cancellation of option in connection with grant of replacement option. On 11/17/98 the UGLY Compensation Committee and Board of Directors approved a stock option repricing program of certain options in the UGLY Long-Term Incentive Plan ("Incentive Plan") ("Repricing Program"). The Repricing Program included a decrease of the exercise price, a decrease in the number of shares under the option and the restart of the original vesting schedule for the option. This cancellation/disposition is part of the Repricing Program (see footnote below). The cancellation has not previously been reported on a Form 4 or Form 5.

= As discussed in the above footnote, this reported transaction involved the cancellation/repricing of an existing option that was originally granted effective as of 12/2/96, for 30,000 shares, at an exercise price of $17.69 per share. The repriced options are considered to be granted effective as of 11/17/98, for 15,001 shares, at an exercise price of $5.13 per share. The repriced options have not been previously reported on a Form 4 or Form 5 and are reported as a change with the filing of this statement. All options were granted under the Incentive Plan and vest over a 5 year period with 20% vesting each year, beginning one year after the date of grant. The total for the end of year balance of securities includes 10,000 options that were granted under the Incentive Plan effective as of 6/1/96 at an exercise price of $6.75 per share. Generally, the options expire 6 years from the date of grant. End of year balance of 25,001 securities consists of 15,001 repriced plus 10,000 existing securities not repriced.

- Power of Attorney is included and made a part of this filing.

                                   SIGNATURE OF REPORTING PERSON
                                   /S/ JUDITH A. BOYLE
                                   -----------------------
                                   By: Judith A. Boyle
                                   - Attorney-in-Fact
                                   For: Steven T. Darak

                                   February 9, 1999
                                   ----------------
                                   DATE


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                                POWER OF ATTORNEY
                                   (S. Darak)


     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

     This power of attorney is effective from the date hereof until September 1, 1999, unless earlier revoked or terminated.


                                       /s/ STEVEN T. DARAK
                                       -------------------
                                           Steven T. Darak


Dated:   April 27, 1998


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